November 21, 2011

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Thunder Mountain Gold, Inc.

Form 10-K for the year ended December 31, 2010

Filed March 25, 2011

File No. 001-08429

Dear Ms. Jenkins:

As was discussed and agreed upon today, this will confirm that Thunder Mountain Gold, Inc., as Registrant, will file a response to Staff’s comment letter, dated November 18, 2011, on or before December 20, 2011.

Thank you for your assistance.

THUNDER MOUNTAIN GOLD, INC.

/s/ Eric T. Jones

By:

/s/ Eric T. Jones,

C.F.O., Principal Executive Officer

EJC:clw